SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Xinyuan Real Estate Co., Ltd.

(Name of Issuer)

Common Shares, par value $.0001 per share1

(Title of Class of Securities)

98417P105

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	Not for trading, but only in connection with the registration of American Depository Shares (each representing two common shares).

CUSIP No. 98417P105	13G

1	NAMES OF REPORTING PERSONS Blue Ridge China Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 27,905,867
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 27,905,867

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,905,867
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4%[2]
12	TYPE OF REPORTING PERSON PN

[2]	Based on 143,950,074 common shares outstanding as of December 11, 2007, as disclosed in the Issuer’s Prospectus dated such date.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98417P105	13G

1	NAMES OF REPORTING PERSONS Blue Ridge China Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 27,905,867
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 27,905,867

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,905,867
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4%[2]
12	TYPE OF REPORTING PERSON PN

[2]	Based on 143,950,074 common shares outstanding as of December 11, 2007, as disclosed in the Issuer’s Prospectus dated such date.

CUSIP No. 98417P105	13G

1	NAMES OF REPORTING PERSONS Blue Ridge Capital Offshore Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 27,905,867
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 27,905,867

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,905,867
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4%[2]
12	TYPE OF REPORTING PERSON OO

[2]	Based on 143,950,074 common shares outstanding as of December 11, 2007, as disclosed in the Issuer’s Prospectus dated such date.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98417P105	13G

1	NAMES OF REPORTING PERSONS John A. Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 27,905,867
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 27,905,867

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,905,867
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4%[2]
12	TYPE OF REPORTING PERSON IN

[2]	Based on 143,950,074 common shares outstanding as of December 11, 2007, as disclosed in the Issuer’s Prospectus dated such date.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1	(a).	Name of Issuer

Xinyuan Real Estate Co., Ltd. (the “Issuer”).

Item 1	(b).	Address of Issuer’s Principal Executive Office

No. 18 Xinyuan Road Zhengzhou, Henan 450011 People’s Republic of China

Item 2	(a).	Name of Person Filing

This statement is filed by:

	(i)	Blue Ridge China Partners, L.P., a Cayman Islands exempted limited partnership (“Blue Ridge China”), with respect to Common Shares of the Issuer beneficially owned by it;

	(ii)	Blue Ridge China Holdings, L.P., a Cayman Islands exempted limited partnership (“BRCH”), with respect to Common Shares of the Issuer beneficially owned by Blue Ridge China;

	(iv)	Blue Ridge Capital Offshore Holdings LLC, a New York limited liability company (“BRCOH”), with respect to Common Shares of the Issuer beneficially owned by Blue Ridge China; and

(v)

John A. Griffin (“Mr. Griffin”) with respect to Common Shares of the Issuer beneficially owned by Blue Ridge China.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

The address of the business offices of each of Blue Ridge China and BRCH is:

P.O. Box 309GT Ugland House South Church Street George Town Grand Cayman Cayman Islands

The address of the business office of each of BRCOH and Mr. Griffin is:

660 Madison Avenue, 20th Floor New York, NY 10065

Item 2	(c).	Citizenship

Blue Ridge China and BRCH are each an exempted limited partnership organized under the laws of the Cayman Islands. BRCOH is a limited liability company organized under the laws of the State of New York. Mr. Griffin is a United States citizen.

Item 2	(d).	Title of Class of Securities

Common Shares, par value $.0001 per share (the “Common Shares”).

Item 2	(e).	CUSIP Number

98417P105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership

(a) Amount beneficially owned:

27,905,867 Common Shares

(b) Percent of class:

19.4%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

27,905,867

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

27,905,867

The ownership percentage set forth above is based on there being 143,950,074 Common Shares outstanding as of December 11, 2007, as reported by the Issuer in its Prospectus dated December 11, 2007 (filed on December 12, 2007 with the Securities and Exchange Commission).

BRCH is the general partner of Blue Ridge China. BRCOH is the general partner of BRCH. Mr. Griffin is the sole managing member of BRCOH. Accordingly, Mr. Griffin, BRCOH and BRCH may be deemed to share investment and voting control with Blue Ridge China over the Common Shares held by Blue Ridge China.

The Reporting Persons beneficially owned the Common Shares prior to the registration of the Issuer’s American Depositary Shares and Common Shares with the Securities and Exchange Commission.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2008

BLUE RIDGE CHINA PARTNERS, L.P.

By:	Blue Ridge China Holdings, L.P.,
as General Partner

By:	Blue Ridge Capital Offshore Holdings LLC,
as General Partner

By:	/s/ John A. Griffin
Name:	John A. Griffin
Title:	Managing Member

BLUE RIDGE CHINA HOLDINGS, L.P.

By:	Blue Ridge Capital Offshore Holdings LLC,
as General Partner

By:	/s/ John A. Griffin
Name:	John A. Griffin
Title:	Managing Member

BLUE RIDGE CAPITAL OFFSHORE HOLDINGS LLC

By:	/s/ John A. Griffin
Name:	John A. Griffin
Title:	Managing Member

/s/ John A. Griffin
John A. Griffin

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning others, except to the extent that he or it knows or has reason to believe such information is inaccurate.

Dated: February 12, 2008

BLUE RIDGE CHINA PARTNERS, L.P.

By:	Blue Ridge China Holdings, L.P.,
as General Partner

By:	Blue Ridge Capital Offshore Holdings LLC,
as General Partner

	By:	/s/ John A. Griffin
	Name:	John A. Griffin
	Title:	Managing Member

BLUE RIDGE CHINA HOLDINGS, L.P.

By:	Blue Ridge Capital Offshore Holdings LLC,
as General Partner

	By:	/s/ John A. Griffin
	Name:	John A. Griffin
	Title:	Managing Member

BLUE RIDGE CAPITAL OFFSHORE HOLDINGS LLC

	By:	/s/ John A. Griffin
	Name:	John A. Griffin
	Title:	Managing Member

/s/ John A. Griffin
John A. Griffin